EXHIBIT 99.1

Statoil ASA: Notifiable trading

On behalf of Statoil (OSE: STL, NYSE:STO), DNB has on 15 May 2017 purchased 558,248 shares for use in the group's Share saving plan.

The shares have been acquired at a price of NOK 153.32 per share.

Before distribution to the employees, the Share saving plan has 9,671,943 shares.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.